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EXHIBIT 99.2

Unaudited Pro Forma Combined Condensed Statement of Earnings

        The following unaudited pro forma combined condensed statement of earnings gives effect to ConAgra Foods, Inc.'s ("ConAgra Foods" or the "company") sale of a controlling interest in its fresh beef and pork operations to Swift Foods Company, a joint venture led by Hicks, Muse, Tate & Furst Incorporated and Greeley Investments, LLC (an affiliate of George N. Gillett, Jr.), on September 19, 2002, after giving effect to the pro forma adjustments described in the accompanying notes.

        The unaudited pro forma combined condensed statement of earnings is derived from the company's historical consolidated statement of earnings. The unaudited pro forma combined condensed statement of earnings gives effect to the sale as if it had occurred at the beginning of the 52-week period ending May 26, 2002, and includes non-recurring direct transaction costs of $.03 per diluted share.

        The unaudited pro forma combined condensed statement of earnings is presented for illustrative purposes only and does not purport to be indicative of the operating results that would have actually occurred if the sale had been in effect on the dates indicated, nor is it necessarily indicative of future operating results of the company. The unaudited pro forma combined condensed statement of earnings should be read in conjunction with the condensed consolidated financial statements and related notes included in the company's quarterly report on Form 10-Q for the twenty-six weeks ended November 24, 2002.

CONAGRA FOODS, INC.
Pro Forma Combined Condensed Statement of Earnings
For the twenty-six weeks ended November 24, 2002
(Unaudited)
(Amounts in Millions, Except Per Share Data)

			Pro Forma
	ConAgra Foods Historical(1)	Elimination of Businesses Sold(2)
			Adjustments(3)	As Adjusted(4)
Net sales	$13,027.8	$(2,457.8)	$—	$10,570.0
Costs and expenses:
Cost of goods sold	10,915.9	(2,375.6)	—	8,540.3
Selling, general and administrative expenses	1,249.9	(32.9)	—	1,217.0
Interest expense	153.5	—	(17.0)	136.5

	12,319.3	(2,408.5)	(17.0)	9,893.8

Income before income taxes, equity method investment earnings and cumulative effect of changes in accounting	708.5	(49.3)	17.0	676.2
Income taxes	263.6	(17.2)	6.5	252.9
Equity method investment earnings, net of tax	14.6	—	5.8	20.4
Income before cumulative effect of change in accounting	459.5	(32.1)	16.3	443.7
Cumulative effect of change in accounting	3.9	—	—	3.9

Net income	$463.4	$(32.1)	$16.3	$447.6

Earnings per share—basic:	$.88			$.85

Earnings per share—diluted:	$.87			$.84

See notes to unaudited pro forma combined condensed statement of earnings.

CONAGRA FOODS, INC.
Notes to Unaudited Pro Forma Combined Condensed Statement of Earnings
(Amounts in Millions, Except Share Data)

        On September 19, 2002, ConAgra Foods, Inc. sold a controlling interest in its fresh beef and pork businesses to Swift Foods Company ("Swift"), a venture controlled by Hicks, Muse, Tate & Furst Incorporated and Greeley Investments, LLC (an affiliate of George N. Gillett, Jr.). The aggregate consideration received by ConAgra Foods at September 19, 2002 was equal to the adjusted net book value (subject to post-closing adjustments) of the businesses sold and consisted of approximately $768 million in cash, a $147 million equity interest in Swift, $180 million in promissory notes from subsidiaries of Swift, and $262 million in advances to the domestic cattle feeding business under a $350 million credit line. As part of the transaction, ConAgra Foods, Inc. also purchased $150 million senior subordinated notes from a subsidiary of Swift, effectively reducing the amount of cash received by ConAgra Foods, Inc. The unaudited pro forma combined condensed statement of earnings is based on the following:

1.
The historical consolidated statement of earnings of ConAgra Foods, Inc. for the twenty-six weeks ended November 24, 2002.

2.
The elimination of the operating results of the businesses sold.

3.
The unaudited pro forma statement of earnings adjustments reflecting:

a.
The company's equity in earnings of $5.8 million for the venture's operations based on its 45% ownership interest.

b.
A reduction in net interest expense relating to (i) the assumed repayment of short-term borrowing with the cash proceeds received in the transaction at the company's weighted average short-term interest rate of 1.9%, (ii) interest income on the $180 million of 8% promissory notes, (iii) interest income on the $150 million 12.5% senior subordinated note and (iv) net interest income on the domestic cattle feeding credit line as follows:

Reduction in interest expense	$3.8
Increase in interest income:
Promissory notes	4.6
Senior subordinated notes	5.9
Cattle feeding credit line	2.7

$17.0
  c.
  The tax effects of the taxable adjustments at an estimated effective tax rate of 38%.

4.
The unaudited pro forma combined condensed financial statements include non-recurring direct transaction costs of $.03 per diluted share.

5.
The pro forma ratio of earnings to fixed charges for the twenty-six weeks ended November 24, 2002 is as follows:

Fixed Charges as Defined:
Interest expense	$174.2
Capitalized interest	2.9
Interest in cost of goods sold	6.9
Preferred distributions of subsidiary	4.4
One third of non-cancelable lease rent	20.6

Total fixed charges (A)	$209.0

Earnings as Defined:
Pretax income	$676.2
Add fixed charges	209.0
Less capitalized interest	(2.9)

Earnings and fixed charges (B)	$882.3

Ratio of earnings to fixed charges (B/A)	4.2

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  EXHIBIT 99.2
Unaudited Pro Forma Combined Condensed Statement of Earnings